UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

SEC File Number:  0-14447
Cusip Number:

(Check One): X  Form 10-K         Form 20-F      Form 11-K
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                Form 10-Q         Form N-SAR
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          For Period Ended:  December 31, 1994
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

INVG Mortgage Securities Corp.
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Full Name of Registrant


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Former Name if Applicable

Meadow Wood Crown Plaza   1575 Delucchi Lane, Suite 115-20
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Address of Principal Executive Office (Street and Number)

Reno, Nevada  89502
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed.  (Check if appropriate)   X
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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12-b25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is requesting an extension of the deadline to file its Form 10-K for the year ended December 31, 1994 to April 17, 1995. The reason for the requested delay is that the Company is unable to reasonably estimate its taxable income for the year due to slow receipt of information from various trustees and tax administrators and also due to the requirement to seek interpretation of various recent IRS rulings on the taxation of Mortgage Backed Securities.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 John E. Castello           415               393-8000
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     (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify reports(s).
      X  Yes     No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof?  X Yes     No
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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the year ended December 31, 1993 was $3,232,283. It is anticipated that the net loss for the year ended December 31, 1994 will be approximately $400,000. The primary reason for the significant improvement in earnings is that 1993 results included as an expense the cumulative effect of an accounting change as required by the Financial Accounting Standards No. 115 which reduced income by $8,530,329.

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                      INVG Mortgage Securities Corp.
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 24, 1995              By:  /s/ John E. Castello
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                                            John E. Castello
                                            Assistant Secretary